Exhibit 16.1
September 27, 2005
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We are currently principal accountants for Ryder System, Inc. Deferred Compensation Plan, under the date of April 25, 2005, we reported on the financial statements of Ryder System, Inc. Deferred Compensation Plan as of and for the years ended December 31, 2004 and 2003. On September 22, 2005, we were notified that Ryder System, Inc. Deferred Compensation Plan engaged PricewaterhouseCoopers LLP as the principal accountant for the year ending December 31, 2006 and that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of Ryder System, Inc. Deferred Compensation Plan’s financial statements as of and for the year ended December 31, 2005, and the issuance of our report thereon. We have read Ryder System, Inc. Deferred Compensation Plan’s statements included under Item 4.01 of its Form 8-K dated September 27, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Ryder System, Inc. Deferred Compensation Plan’s statements (i) that the Audit Committee solicited proposals from the four major accounting firms and conducted an extensive evaluation process in connection with the selection of the Company’s independent auditor for the fiscal year ending December 31, 2006, (ii) that the Audit Committee appointed PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for 2006, and (iii)  that PricewaterhouseCoopers LLP were not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Ryder System, Inc. Deferred Compensation Plan’s financial statements.
Very truly yours,
/s/ KPMG LLP